Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 6, 2007

Relating to Preliminary Prospectus dated October 22, 2007

Registration No. 333-145584

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 22, 2007 relating to this offering (the “Preliminary Prospectus”), as amended in Amendment No. 5 to the Registration Statement on Form S-1 (file No. 333-145584) filed on October 31, 2007 relating to these securities. The most recent Registration Statement can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1282393/000119312507231270/ds1a.htm.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	10,000,000 shares (excluding option to purchase up to 1,500,000 additional shares to cover overallotments)

Common stock to be outstanding after this offering:	44,596,230

Initial public offering price per share:	$8.00 per share

Net proceeds to us:	Approximately $72.2 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:

The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $10.00 per share.

Of the net proceeds from this offering, we expect to use approximately:

•   $50.0 million for sales and marketing initiatives to support the ongoing commercialization of Radiesse;

•   $11.0 million for research and development activities, including:

•     $4.0 million to further develop BioGlue and complete a pivotal study to support FDA approval; and

•     $7.0 million to support other exploratory research and development activities, including demonstrating the utility of our proprietary CaHA technology found in Radiesse or other dermal filler technologies in additional clinical applications and developing future dermal filler products;

•   $3.7 million in contingent payments consisting of up to $3.2 million under our agreement with Kreussler and $0.5 million under our agreement with CryoLife; and

•   $3.5 million as a final payment to obtain a fully paid-up license from Artes Medical.

We intend to use the remainder of our net proceeds for general corporate purposes and working capital needs. We may use a portion of our net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.

Pro forma as adjusted balance sheet data:	Based on the initial offering price of $8.00 per share, as of June 30, 2007, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $89.8 million, working capital would have been approximately $92.1 million, total assets would have been approximately $109.7 million, and total stockholders’ equity would have been approximately $97.9 million.

Pro forma as adjusted capitalization:	Based on the initial offering price of $8.00 per share, as of June 30, 2007, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $144.9 million, total stockholders’ equity would have been approximately $97.9 million and total capitalization would have been approximately $97.9 million.

Dilution:	Based on the initial public offering price of $8.00 per share, our pro forma net tangible book value as of June 30, 2007 after this offering would have been $97.9 million, or $2.20 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.46 per share and an immediate dilution in pro forma net tangible book value of $5.80 per share to new investors purchasing our common stock in the offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 22.5% of the shares of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 52.8% of the total consideration paid for our common stock.

Aggregated option exercises in fiscal 2007:	The following table sets forth certain information with respect to option exercises in the fiscal year ended June 30, 2007. The value realized upon the exercise of options has been calculated using the initial public offering price of $8.00 per share, minus the applicable per share exercise price.

Aggregated Option Exercises in Fiscal 2007

Option Awards

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Steve Basta	217,500	$1,627,800
Derek Bertocci	—	—
Jaap de Lange	—	—
Chris Holmes	—	—
Gary Mistlin	102,000	770,820
Jason Shelton	—	—

Potential Payments upon Termination or Change in Control:	The following table sets forth certain information with respect to the value at June 30, 2007 of severance and acceleration of vesting upon termination of employment following a change in control. The value of the accelerated options and shares has been calculated using the initial public offering price of $8.00 per share.

Name	Value of Accelerated Options and Shares	Severance Payments	Total
Steve Basta	$2,924,150	$175,000	$3,099,150
Derek Bertocci	1,062,500	—	1,062,500
Jaap de Lange	599,238	—	599,238
Chris Holmes	680,905	—	680,905
Gary Mistlin	—	—	—
Jason Shelton	811,875	—	811,875

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-430-0686.